

January 10, 2013

Via E-Mail
Mr. Andrew J. Cederoth
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532

> **Re:**   **Navistar International Corporation**
> **Form 10-K for the year ended October 31, 2012**
> **Filed December 19, 2012**
> **File No. 001-9618**

Dear Mr. Cederoth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2012

Note 1.Summary of Significant Accounting Policies, page 66

Product Warranty Liability, page 74

1. We note from your disclosure in footnote B that in the first, second, and fourth quarters of fiscal 2012, you recognized significant adjustments to the warranty accrual for changes in estimates. In light of the $123 million charge made in the first quarter of fiscal 2012, please tell us why you believe the warranty accrual at October 31, 2011 was appropriate. Also, please tell us if you have recognized any additional charges to warranty expense related to changes in estimates subsequent to October 31, 2012.

2. Also, with regards to the significant adjustments for changes in estimates that were recognized during the first, second and fourth quarters of fiscal 2012 with respect to your

reserves for pre-existing warranties, please explain to us in further detail the nature and specific timing of the events or changes in facts or circumstances that resulted in the significant adjustments for changes in estimates during each of these quarterly periods. We may have further comment upon review of your response.

Note 2. Restructuring and Impairments, page 76

3. We note that in the second quarter of 2012, you decided to discontinue accepting orders for the WCC business and in the fourth quarter of 2012 you completed a series of transactions that resulted in ceasing production of the WCC operations. Please explain to us why this business is not presented as discontinued operations in the financial statements as of October 31, 2012.

Note 14. Commitments and Contingencies

Legal Proceedings, page 111

4. We note your disclosure that in the Deloitte & Touche LLP litigation, the parties reached a settlement in December 2012. Please tell us if there are any amounts owed by the Company as a result of this settlement arrangement and if so, please tell us whether these amounts have been accrued as of October 31, 2012. If not, please explain to us why you do not believe it is appropriate to recognize an expense for your settlement obligations as of October 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief